United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Vale announces shareholder remuneration Rio de Janeiro, July 30, 2026 – Vale S.A. (“Vale” or the “Company”) informs that its Board of Directors approved, on this date, the distribution of shareholder remuneration in the total gross amount of R$ 2.0307218981 2 per outstanding common share and per special preferred share issued by Vale3 (“share”), of which R$ 1.568705805 will be distributed as interest on equity and R$ 0.462016093 will be distributed as dividends. ▪ Remuneration to Shareholders: Holders of Vale shares as of the close of trading on B3 S.A. – Brasil, Bolsa, Balcão (“B3”) on August 11, 2026, will be entitled to receive the remuneration. Vale shares will trade ex-dividend on B3 as of August 12, 2026 (inclusive). Payment to shareholders will be made on September 2, 2026. ▪ Remuneration to ADR Holders: Holders of Vale’s American Depositary Receipts (“ADRs”) traded on the New York Stock Exchange (“NYSE”) as of the record date of August 13, 2026, will be entitled to receive the remuneration. Vale’s ADRs will trade ex-dividend on the NYSE as of August 13, 2026 (inclusive). Payment to ADR holders will be made on September 10, 2026 through Vale’s ADR depositary agent. The interest on equity and dividends were declared based on the balance sheet as of June 30, 2026, and relate to an anticipation of the results for fiscal year 2026 and/or the use of earnings reserves, reflecting the minimum remuneration established under Vale’s Shareholder Remuneration Policy. The amount payable per share may vary slightly until the relevant record dates because of the ongoing share buyback program and, consequently, the potential increase in the number of treasury shares4. If applicable, the Company will disclose a Notice to Shareholders informing the final amount per share. Marcelo Feriozzi Bacci Executive Vice President, Finance and Investor Relations For further information, please contact: Vale.RI@vale.com Thiago Lofiego: thiago.lofiego@vale.com Luciana Oliveti: luciana.oliveti@vale.com Pedro Terra: pedro.terra@vale.com Patricia Tinoco: patricia.tinoco@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. 1 Amount subject to withholding income tax at the applicable rate, according to each shareholder’s profile. 2 Considering 4,255,762,795 outstanding shares as of today. 3 Golden share. 4 Considering 183,396,969 treasury shares and/or ADRs as of today. Press Release

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: July 30, 2026		Director of Investor Relations